		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

January 25, 2013

Re:	Health Insurance Innovations, Inc.
Registration Statement on Form S-1
File No. 333-185596

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Riedler:

On behalf of Health Insurance Innovations, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from the Registration Statement on Form S-1 as filed on December 20, 2012 with the Securities and Exchange Commission (the “Commission”). Amendment No. 2 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated January 23, 2013 (the “Comment Letter”). This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this letter, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

Unaudited Pro Forma Financial Information

Correspondence dated 1/22/13

1.	Please revise your disclosure to address the following:

•

Please revise your introductory paragraphs to describe the transactions presented in the pro formas in more detail. For example, instead of including here a reference to the reorganization transactions described elsewhere in your registration statement, list in this paragraph in appropriate detail the actual reorganization transactions themselves.

U.S. Securities and Exchange Commission	2	January 25, 2013

The Company has revised the disclosure in the introductory paragraphs under the heading “Unaudited Pro Forma Financial Information” to describe the transactions in more detail.

•

Include an explanation of your accounting treatment for the transactions captured in the pro forma financial statements. For example, describe in more detail your accounting for the Health Plan Intermediaries Inc.’s unit purchase and explain the basis for concluding that consolidation of this entity is required. We note your disclosure in footnote 3 to the pro forma balance sheet that immediately following this offering, the non-controlling interest will be approximately 70%. We also note on page 43 of your S-1 amendment in “Voting and Economic Rights of Members” that profits and losses will be distributed pro rata. Reference the appropriate guidance in ASC 810 to support your conclusion that consolidation is appropriate.

The Company has revised its disclosure under the heading “Unaudited Pro Forma Financial Information” to explain the accounting treatment for the transactions captured in the pro forma financial statement.

The Company wishes to advise the Staff that it has considered the guidance in ASC 810, Consolidation, in determining that Health Insurance Innovations, Inc. will consolidate Health Plan Intermediaries Holdings, LLC. As such, we determined that (a) Health Insurance Innovations, Inc. will have a variable interest in Health Plan Intermediaries Holdings, LLC, (b) Health Plan Intermediaries Holdings, LLC will be a variable interest entity (“VIE”) pursuant to the provisions of ASC 810 and (c) Health Insurance Innovations, Inc. will be the primary beneficiary of the VIE.

Through its minority equity interest, Health Insurance Innovations, Inc. will have a variable interest in Health Plan Intermediaries Holdings, LLC. In accordance with ASC paragraph 810-10-15-14(c), Health Plan Intermediaries Holdings, LLC will be a VIE since the voting rights of the investors are not proportional to their obligations to absorb the expected losses of Health Plan Intermediaries, LLC. That is, Health Insurance Innovations, Inc. will hold 100% of the voting power in Health Plan Intermediaries Holdings, LLC , but will own less than 50% (i.e. 35%) of the total membership interest, and the existing members will generally hold no voting rights in Health Plan Intermediaries Holdings, LLC, but will own more than 50% (i.e. 65%) of the membership interest. Further, substantially all of the activities of Health Plan Intermediaries Holdings, LLC are conducted on behalf of a membership with disproportionately few voting rights.

The Company has concluded that Health Insurance Innovations, Inc. will be the primary beneficiary of Health Plan Intermediaries Holdings, LLC, and, therefore, should consolidate Health Plan Intermediaries Holdings, LLC since Health Insurance Innovations, Inc. will have both power and benefits over Health Plan Intermediaries Holdings, LLC. Health Insurance Innovations, Inc. will have the power to direct the activities of Health Plan Intermediaries Holdings, LLC that most significantly impact the entity’s economic performance. Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Health Plan Intermediaries Holdings, LLC, the form of which has been filed as Exhibit 10.1 to the Registration Statement, Health Insurance Innovations, Inc. will become the sole managing member of Health

U.S. Securities and Exchange Commission	3	January 25, 2013

Plan Intermediaries Holdings, LLC, will operate the business, will generally have 100% of the voting power and will control the management of Health Plan Intermediaries Holdings, LLC. Health Insurance Innovations, Inc.’s minority equity interest in Health Plan Intermediaries Holdings, LLC will obligate Health Insurance Innovations, Inc. to absorb losses of Health Plan Intermediaries Holdings, LLC and will give Health Insurance Innovations, Inc. the right to receive benefits from Health Plan Intermediaries Holdings, LLC related to the day to day operations of the entity, both of which could potentially be significant to Health Plan Intermediaries Holdings, LLC.

The Company also observes that in the event Health Plan Intermediaries Holdings, LLC were to be considered a voting interest entity or were to be converted into a voting interest entity, as the sole managing member, Health Insurance Innovations, Inc. would consolidate Health Plan Intermediaries Holdings, LLC under the guidance prescribed in ASC Subtopic 810-20, Consolidation—Control of Partnerships and Similar Entities.

In accordance with the non-controlling interest in a subsidiary guidance in ASC Section 810-10-45, the membership interests in Health Plan Intermediaries Holdings, LLC that will be held by the existing members are non-controlling interests. This non-controlling interest will be recognized as a part of the equity of Health Insurance Innovations, Inc., but will be reported separately from Health Insurance Innovations, Inc.’s equity in Health Plan Intermediaries Holdings, LLC on the Health Insurance Innovations, Inc. consolidated balance sheet. The consolidated statements of operations will report the consolidated revenues, expenses, other income and expense and net income or loss of Health Plan Intermediaries Holdings, LLC, and will also report the net income or loss attributable to the non-controlling interest.

•

Clarify what you mean when you say you will initially own less than 100% of the economic interest in Health Plan Intermediaries, Holdings, LLC. Specify the percentage you will own and clarify what you mean by economic interest.

The Company has revised the disclosure under the heading “Unaudited Pro Forma Financial Information—Health Insurance Innovations, Inc. Unaudited Pro forma Consolidated Balance Sheet As of September 30, 2012” to specify the interest it will own and to clarify what is meant by economic interest.

•	Clarify how your ownership in the LLC is reflected in the equity section of the pro forma balance sheet.

As described above and in accordance with the non-controlling interest in a subsidiary guidance in ASC Section 810-10-45, the membership interests in Health Plan Intermediaries Holdings, LLC that will be held by the existing members are non-controlling interests. This non-controlling interest will be recognized as a part of the equity of Health Insurance Innovations, Inc., but will be reported separately from Health Insurance Innovations, Inc.’s equity in Health Plan Intermediaries Holdings, LLC on the Health Insurance Innovations, Inc. consolidated balance sheet. The consolidated statements of operations will report the consolidated revenues, expenses, other income and expense and net income or loss of Health Plan Intermediaries Holdings, LLC, and will also report the net income or loss attributable to the non-controlling interest.

U.S. Securities and Exchange Commission	4	January 25, 2013

•

Tell us how you will have 100% of the voting power and control the management of Health Plan Intermediaries Holdings, LLC. Provide additional disclosure in “Voting and Economic Rights of Members” on page 43 of the amended S-1 of any contractual arrangements that provide you with these voting rights or point us to the section in the filing that provides that information.

The Company advises the Staff that its voting and management rights will be granted pursuant to the Third Amended and Restated Limited Liability Company Agreement of Health Plan Intermediaries Holdings, LLC, the form of which has been filed as Exhibit 10.1 to the Registration Statement. The Company has expanded upon the disclosure under the heading “The Reorganization of Our Corporate Structure—Amended and Restated Limited Liability Company Agreement of Health Plan Intermediaries Holdings, LLC—Voting and Economic Rights of Members” to explain the voting rights.

2.	Please revise your explanation of each adjustment on an as needed basis to describe the nature of the adjustment itself instead of describing the transactions upon which the adjustments are based. The transactions giving rise to the adjustments should be explained in the introductory paragraphs as requested in the preceding comment. Where there are multiple adjustments for a financial statement line item, please quantify the amount for each individual adjustment in the notes and on the face of the financial statements. Explain how the adjustments were determined such as the adjustment to accumulated earnings and additional paid in capital.

The Company has revised the disclosures under the heading “Unaudited Pro Forma Financial Information” to explain each adjustment and to describe the nature of the adjustment itself and how the adjustments were determined.

3.	Refer to footnote 2 in your pro forma Statement of Operations. Please provide us a calculation of your expected stock compensation for the issuance of 413,000 shares to Mr. Hershberger. In addition, please confirm that you will not be issuing any other equity issuances, including stock options and warrants prior to going effective or provide additional disclosure as necessary.

The Company advises the Staff that it calculated the expected total stock compensation related to Mr. Hershberger’s restricted stock grant in accordance with ASC 718, Compensation—Stock Compensation. Pursuant to the Restricted Stock Award Agreement pursuant to the Health Insurance Innovations, Inc. Long Term Incentive Plan between Health Insurance Innovations, Inc. and Michael D. Hershberger, the form of which has been filed as Exhibit 10.24 to the Registration Statement, Mr. Hershberger is entitled to an amount equal to 3% of the Company’s enterprise value as determined immediately following the consummation of the initial public offering.

The Company calculated total stock compensation expense over the term of the grant by accounting for an estimated 400,000 shares granted (which represents 3% of an estimated post-offering valuation of $200,000,000) and an estimated grant date price of

U.S. Securities and Exchange Commission	5	January 25, 2013

$15, which represents the mid-point of the price range of $14-$16 set forth on the cover page of the prospectus, to arrive at a total stock compensation amount of $6,000,000. Taking into consideration the accelerated graded vesting schedule of the grant whereby 40% of the total shares granted vest in 2013 and then the remaining shares vest 20% every October 1 from 2014 through 2016, the Company calculated $3,736,000 of estimated stock compensation expense for the pro forma twelve months ended December 31, 2011 and $1,007,000 of stock compensation expense for the pro forma nine months ended September 30, 2012.

In addition, the Company wishes to confirm to the Staff that it will not be issuing any other equity issuances prior to going effective.

4.	Please refer to footnote 4 of the pro forma balance sheet. Please revise your adjustment to Cash to account for the planned use of the net proceeds, such as the repayment of your debt.

The Company has revised the disclosure under the heading “Unaudited Pro Forma Financial Information—Health Insurance Innovations, Inc. Unaudited Pro forma Consolidated Balance Sheet As of September 30, 2012” to account for the planned use of the net proceeds in footnote 4.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Enclosure